KANE KESSLER, P.C.

1350 AVENUE OF THE AMERICAS

NEW YORK, NEW YORK 10019

(212) 541-6222

January 5, 2006

VIA EDGAR

Securities and Exchange Commission

Mail Stop: 3561

10001 F Street, NE

Washington, D.C. 20549

Attention:	H. Christopher Owings
Assistant Director

Re:	Jarden Corporation (“Jarden” or the “Company”)
Registration Statement on Form S-3 filed November 10, 2005
File No. 333-129636
Forms 10-Q for Fiscal Quarters Ended September 30, 2005 and June 30, 2005 (File No. 1-13665)
Current Report on Form 8-K filed July 20, 2005 (File No. 1-13665)

Dear Mr. Owings:

We hereby submit in electronic format with the Securities and Exchange Commission (the “Commission”), pursuant to the Securities Exchange Act of 1934, as amended (the “Act”), and Regulation S-T, the following supplemental information and responses to the Commission’s letter of comment dated December 8, 2005 (the “Staff Letter”). In connection therewith, set forth on Schedule A hereto are the Company’s responses to the Staff Letter, which have been listed in the order of the comments from the Staff Letter.

Please feel free to contact me at (212) 519-5119, with any questions regarding the foregoing.

Very truly yours,

/s/ Mitchell D. Hollander

Mitchell D. Hollander

Enclosure

cc:	Matthew Benson (with courtesy copy via Federal Express)
Dave Mittelman

Schedule A—Responses of Jarden Corporation to the

Commission Staff Comment Letter dated December 8, 2005

Form S-3

Selling Stockholders, page 17

1.	We note disclosure indicating all of the selling stockholders received their shares of common stock under the terms of an Agreement and Plan of Merger dated June 28, 2005. We also note disclosure in the Form 8-K filed on July 20, 2005 indicating approximately 6.2 million shares of common stock were issued in connection with the merger agreement, after giving effect to a 3-for-2 stock split. Please revise your disclosure in this section to quantify the total number of shares being offered by selling stockholders and clarify whether this amount is the total number of shares received under the merger agreement. Please also revise the selling stockholder table accordingly.

As discussed with the Staff on January 3, 2006, we hereby advise the Staff that the total number of shares of common stock issued in connection with the Agreement and Plan of Merger, as amended, after giving effect to the 3-for-2 stock split, was 6,150,123, which is (i) the number of shares of common stock held by the selling stockholders, (ii) the total number of shares of common stock listed under the heading “Number of Shares Being Offered” in the selling stockholder table and (iii) the number of shares of common stock to which the prospectus relates. Furthermore, the disclosure in the Form 8-K filed on June 20, 2005 indicating approximately 6.2 million shares of common stock in connection with the Agreement and Plan of Merger was simply a matter of rounding 6,150,123, as no other shares of common stock were issued in connection with the Agreement and Plan of Merger. We advise the Staff that we agree to add the following sentence as the second to last sentence of the second paragraph under the “Selling Stockholders” section of the Company’s 424(b) prospectus, immediately after the Staff grants effectiveness to the registration statement to which the prospectus is a part thereof:

“This prospectus relates to the disposition of up to an aggregate of 6,150,123 shares of common stock, par value $.01 per share, by the selling stockholders, which is the total number of shares of common stock issued pursuant to the Agreement and Plan of Merger, as amended.”

In addition, we also advise the Staff that we will add the following row to the bottom of the selling stockholder table in the Company’s 424(b) prospectus, immediately after the Staff grants effectiveness to the registration statement to which the prospectus is a part thereof:

“ Total                     6,150,123                     9.04%                     61,250,123                     0                     * ”

Form 10-Q for Fiscal Quarter Ended September 30, 2005

Item 4. Controls and Procedures

2.	We note disclosure indicating that there have been no material changes to your internal controls and procedures during the period covered by the quarterly report. We also note the statement that you consider the acquisition of Holmes to be reasonably likely to materially affect your internal control over financial reporting. Please confirm to us, if true, that there were no changes in your internal control over financial reporting that occurred during the quarter that have materially affected your internal control over financial reporting.

In response to the Staff’s comment, in accordance with Item 302 of Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”), the Company confirms that there was no change to its internal control over financial reporting that occurred during the fiscal quarter ended September 30, 2005 that materially affected, or was reasonably likely to materially affect, its internal control over financial reporting.

However, we note to the Staff that, in accordance with Rule 404 of Sarbanes-Oxley, the Company is currently planning to exclude The Holmes Group Inc. (“THG”) from its assessment of the effectiveness of internal control over financial reporting for December 31, 2005. The Company is in the process of evaluating THG’s internal controls as they relate to compliance with Rule 404 and developing the necessary documentation to include that business for its assessment as of December 31, 2006. We will note the exclusion of THG from our assessment of internal controls over financial reporting in our Form 10-K for the year ended December 31, 2005 to be filed with the Commission in March 2006.

Form 10-Q for Fiscal Quarter Ended June 30, 2005

Item 4. Controls and Procedures

3.	We note that your officers have evaluated your internal control over financial reporting to determine whether any changes have occurred during the period covered by the quarterly report that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Please confirm to us, if true, that there have been no material changes to your internal controls and procedures. In future filings, please include an affirmative statement regarding material changes to your internal controls and procedures.

In response to the Staff’s comment, in accordance with Item 302 of Sarbanes-Oxley, the Company confirms that there was no change to its internal control over financial reporting that occurred during the fiscal quarter ended June 30, 2005 that materially affected, or was reasonably likely to materially affect, its internal control over financial reporting. We advise the Staff that our future filings will include an affirmative statement regarding material changes to our internal controls and procedures.